111 Huntington Avenue, Boston, Massachusetts 02199-7618

Phone 617-954-5000

January 29, 2015

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Registration Statement on Form N-14 for MFS Variable Insurance Trust II

(File No. 333-200816),

Registration Statement on Form N-14 for MFS Variable Insurance Trust II

(File No. 333-200817), and

Registration Statement on Form N-14 for MFS Variable Insurance Trust II

(File No. 333-200821).

Ladies and Gentlemen:

On behalf of MFS Variable Insurance Trust II (the “Trust”), this letter sets forth our responses to your comments on the Trust’s Registration Statements on Form N-14 with respect to the following transactions:

(i) the reorganization of the MFS Core Equity Series (“Core Equity Series”), a series of MFS Variable Insurance Trust (“Trust I”), into the MFS Core Equity Portfolio (“Core Equity Portfolio”), a series of the Trust (File No. 333-200816) (the “Core Equity Reorganization”),

(ii) the reorganization of the MFS Research International Series (“Research International Series”), a series of Trust I, into the MFS Research International Portfolio (“Research International Portfolio”), a series of the Trust (File No. 333-200817) (the “Research International Reorganization”) and

(iii) the reorganization of the MFS Investors Growth Stock Series (“Investors Growth Stock Series”), a series of Trust I, into the MFS Massachusetts Investors Growth Stock Portfolio (“Investors Growth Stock Portfolio”), a series of the Trust (File No. 333-200821) (the “Investors Growth Stock Reorganization”)

(collectively, the “Registration Statements”), each filed with the Securities and Exchange Commission (“SEC”) via EDGAR on December 9, 2014.

Securities and Exchange Commission

January 29, 2015

The Core Equity Series, the Research International Series, and the Investors Growth Stock Series are hereinafter referred to singularly as an “Acquired Fund” and collectively as the “Acquired Funds,” and the Core Equity Portfolio, the Research International Portfolio, and the Investors Growth Stock Portfolio are hereinafter referred to singularly as an “Acquiring Fund” and collectively as the “Acquiring Funds.” The Acquired Funds and the Acquiring Funds may be referred to singularly as a “Fund” or collectively as the “Funds.”

General Comments

1.	Comment: Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced Registration Statements.

Response: As requested, in connection with the filing of each of the above-referenced Registration Statements, we acknowledge the following:

(i)	the comment process with the SEC or its Staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)	the comment process with the SEC or its Staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Trust may not assert the comment process with the SEC or its Staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

2.	Comment: Please confirm that all missing and bracketed information will be finalized and included in the definitive filings.

Response: Confirmed. We note that the Opinions of Ropes & Gray LLP as to tax matters, including consent, will be filed by post-effective amendment after the transfer of each Acquired Fund’s assets to and the assumption of the Acquired Fund’s liabilities by the applicable Acquiring Fund.

Prospectus/Proxy Statements of the Core Equity Reorganization, the Research International Reorganization, and the Investors Growth Stock Reorganization

3.

Comment: On the first page of the prospectus/proxy statements, in the third paragraph, please (i) revise the first sentence, which states that the Acquired Fund issues and sells its shares to sub-accounts within certain separate accounts of certain insurance companies, to indicate that each Fund

Securities and Exchange Commission

January 29, 2015

issues and sells its shares to such sub-accounts and (ii) revise the third and sixth sentences to change “Core Equity sub-account,” “Research International sub-account,” and “Investors Growth Stock sub-account” to “Core Equity Series sub-account,” “Research International Series sub-account,” and “Investors Growth Stock Series sub-account,” respectively. (Emphasis added)

Response: The requested changes were made.

4.	Comment: In question 5 (“How do the management fees and other expenses of the two Funds compare, and what are they estimated to be following the reorganization?”), please revise footnote 2 to the Annual Fund Operating Expenses tables to clarify (i) that the one-time fees and expenses in connection with the reorganization will be allocated to the Funds and (ii) whether such fees and expenses will be borne by a Fund or MFS. (Emphasis added)

Response: The requested changes were made.

5.	Comment: In the definitive prospectus/proxy statements and related filings with the SEC via EDGAR, please ensure that if a table utilizes shaded rows, the shaded rows correspond to the same class of shares of each Fund.

Response: No table in the definitive prospectus/proxy statements or related filings utilize shaded rows.

6.	Comment: Please either confirm that broker non-votes are not applicable to the Funds or discuss broker non-votes in the section “Voting Information,” in the sub-section “Record Date, Quorum, and Method of Tabulation.”

Response: We confirm that broker non-votes are not applicable to the Acquired Funds. As described in the second paragraph of the sub-section “Record Date, Quorum, and Method of Tabulation” in each Registration Statement:

The Companies, which are the record shareholders of the [Acquired Fund], will vote the Fund’s shares attributable to a Contract Holder’s Contract in accordance with the voting instructions a Contract Holder provides on the voting instruction card if it is properly executed and returned in a timely manner. If a voting instruction card is signed and dated, but gives no voting instructions, shares will be voted “for” the proposal described in this Prospectus/Proxy Statement. The Companies will vote the shares attributable to Contracts for which they do not receive a voting instruction card and shares the Companies own directly due to their contributions to or accumulations in the Separate Accounts in the same proportion as the shares for which they receive a voting instruction card.

Securities and Exchange Commission

January 29, 2015

Prospectus/Proxy Statement of the Core Equity Reorganization

7.	Comment: In the section “Information About the Reorganization,” please revise the second paragraph in the sub-section “Reorganization Fees and Expenses” to accurately reflect MFS’ agreement to bear certain expenses of the Core Equity Series.

Response: The requested change was made.

Prospectus/Proxy Statement of the Investors Growth Stock Reorganization

8.	Comment: In the section “Information About the Reorganization,” please revise the last sentence in the sub-section “Reorganization Fees and Expenses” to include the estimated stamp taxes or transaction charges resulting from the ownership transfer of certain securities from Investors Growth Stock Series to Investors Growth Stock Portfolio.

Response: The requested change was made.

If you have any questions concerning the foregoing, please call the undersigned or James Goundrey at 617-954-5000.

Sincerely,

/S/ SUSAN A. PEREIRA
Susan A. Pereira
Assistant Secretary of the Trust